# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: ARTIVA BIOTHERAPEUTICS, INC., CIK 0001817241
CUSIP: 04317A107
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 5505 Morehouse Drive, Suite 100, San Diego, California (CA), 92121
Date of event which requires filing of this statement: 05/11/2026
Amends the filing with accession number 0001193125-24-187576
Filed by CIK 0001931382
Persons authorized to receive notices and communications: Yong-Jun Huh, 107 Ihyeon-ro, 30beon-gil, Giheung-gu, Yongin-si, Gyeonggi-do, Korea Republic Of (M5), 16924, 82-31-260-9300

## Reporting persons
- GC Corp (CIK 0001931382): type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Korea Republic Of (M5); source of funds: working capital (WC); sole voting power 0; shared voting power 5,999,703; sole dispositive power 0; shared dispositive power 5,999,703; aggregate amount beneficially owned 5,999,703 (12.3% of the class)
- GC Cell Corporation (CIK 0001931891): type of reporting person: corporation (CO); citizenship or place of organization: Korea Republic Of (M5); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,607,734; sole dispositive power 0; shared dispositive power 1,607,734; aggregate amount beneficially owned 1,607,734 (3.3% of the class)
- Yong-Jun Huh (CIK 0001931083): type of reporting person: individual (IN); citizenship or place of organization: Korea Republic Of (M5); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 5,999,703; sole dispositive power 0; shared dispositive power 5,999,703; aggregate amount beneficially owned 5,999,703 (12.3% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: ARTIVA BIOTHERAPEUTICS, INC.
Address of issuer's principal executive offices: 5505 Morehouse Drive, Suite 100, San Diego, California (CA), 92121
Comment: This Amendment No. 1 (this "Amendment No. 1" or this "Schedule 13D/A") amends and supplements the statement on Schedule 13D originally filed with the Securities and Exchange Commission (the "SEC") on July 29, 2024 (the "Statement") by the Reporting Persons. Unless otherwise defined herein, capitalized terms used in this Amendment No. 1 shall have the meanings ascribed to them in the Statement. Unless amended or supplemented below, the information in the Statement remains unchanged.

## Item 2. Identity and Background
Name of person filing:
This Schedule 13D is being filed on behalf of GC Corp., GC Cell Corporation and Yong-Jun Huh. GC Corp., GC Cell Corporation and Yong-Jun Huh are collectively referred to herein as the "Reporting Persons." The agreement among the Reporting Persons to file this Schedule 13D jointly in accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended, (the "Act"), is attached hereto as Exhibit 99.1.

The Reporting Persons' beneficial ownership of the Issuer's Common Stock consists of (i) 4,391,969 shares of Common Stock directly held by GC Corp. and (ii) 1,607,734 shares of Common Stock directly held by GC Cell Corporation.

Mr. Yong-Jun Huh serves as Chief Executive Officer of GC Corp. and is a member of the board of directors of GC Corp. GC Corp., a public Korean holdings company, is the parent company of GC Cell Corporation and is ultimately controlled by its board of directors. Mr. Yong-Jun Huh may be deemed beneficial owner, for purposes of Section 13(d) of the Act, of any securities of the Issuer beneficially owned by GC Corp. and GC Cell Corporation. Mr. Yong-Jun Huh disclaims beneficial ownership of the securities reported in this Schedule 13D other than for the purpose of determining his obligations under Section 13(d) of the Act, and the filing of this Schedule 13D shall not be deemed an admission that Mr. Yong-Jun Huh is the beneficial owner of such securities for any other purpose.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: On May 11, 2026, GC Corp purchased 1,085,069 shares of Common Stock at a price of $11.52 per share from the underwriters of the Issuer's underwritten offering (the "May 2026 Offering") and GC Cell Corporation purchased 347,222 shares of Common Stock at a price of $11.52 per share in the May 2026 Offering. The aggregate purchase price for all securities acquired by GC Corp and GC Cell Corporation in the May 2026 Offering was $16,499,992.32, which was funded by the working capital of GC Corp.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The information set forth in rows 11 and 13 of the cover pages to this Schedule 13D/A is incorporated by reference. The percentage set forth in row 13 is based on 48,588,198 shares of Common Stock outstanding upon the closing of the May 2026 Offering described in the Issuer's prospectus supplement filed with the Securities and Exchange Commission on May 8, 2026.
Number of shares as to which each person has sole or shared power to vote or dispose: The information set forth in rows 7 through 10 of the cover pages to this Schedule 13D/A and Item 2 above is incorporated by reference.
Transactions in the class effected during the past sixty days: Except as set forth herein, none of the Reporting Persons has effected any transactions with respect to the securities of the Issuer during the past sixty days.
Other persons with the right to receive dividends or sale proceeds: No person (other than the Reporting Persons) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock subject to this Schedule 13D/A.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 99.1 Joint Filing Agreement (incorporated by reference to Exhibit 1 to the Reporting Persons' Schedule 13D filed with the SEC on July 29, 2024).

## Signatures
- GC Corp: /s/ Yong-Jun Huh, Yong-Jun Huh, Chief Executive Officer (05/28/2026)
- GC Cell Corporation: /s/ Jaiwang Kim, Jaiwang Kim, Chief Executive Officer (05/28/2026)
- Yong-Jun Huh: /s/ Yong-Jun Huh, Yong-Jun Huh (05/28/2026)